UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 12, 1995

Paul Schott Stevens, Esq.
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, D.C. 20005-2148

Re: Investment Company Fidelity Bonding Requirements under Rule 17g-1

Dear Paul:

In a series of meetings with representatives of the Division of Investment Management, you and other representatives of the Investment Company Institute expressed concerns about the continuing ability of registered investment companies to obtain fidelity bond coverage meeting the requirements of rule 17g-1 under the Investment Company Act. You asserted that the availability of certain types of coverage has become limited and that this shortage has been exacerbated by the staff's position regarding the treatment of series investment companies. Specifically, you noted that this position, which requires separate series to be treated as separate investment companies for purposes of rule 17g-1, has increased dramatically the amount of coverage required by the rule. Due to the limits on insurance availability, you believe that large fund complexes, in particular, might be unable to obtain the requisite coverage.

In the last of the meetings, you indicated that the Institute strongly recommends that the Commission consider amending rule 17g-1 and intends to submit a rulemaking proposal to the Commission. To date, we have received no such proposal. In view of the concerns that you have expressed, however, the Division is in the process of evaluating rule 17g-1 and considering whether to recommend that the Commission propose amendments to the rule. Pending the completion of our consideration, we have instructed the Commission's inspection staff not to object to or question the practice of aggregating the assets of multiple series within a single registered investment company to calculate the amount of fidelity bond coverage required by the rule. 1/

1/ At the meetings, you asserted that only the master fund in a master-feeder arrangement should be required to obtain

(continued...)

We look forward to receiving the ICI's fidelity bonding proposal in connection with our review of rule 17g-1. If you have any questions regarding this matter, please feel free to call me at (202) 942-0660.

Sincerely,

Jack W. Murphy
Associate Director (Chief Counsel)

1/ (...continued) fidelity bond coverage under rule 17g-1. You believe that requiring the master and all feeder funds to obtain separate coverage essentially double counts the same portfolio assets. We agree with this position.

Copies to Dorothy + Amy. Matt

INVESTMENT COMPANY INSTITUTE

PAUL SCHOTT STEVENS
GENERAL COUNSEL

Securities and Exchange Commission
RECEIVED
AUG 11 1994
Barry P. Barbash, Director
Division of Investment Management

August 10, 1994

Mr. Barry P. Barbash
Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Possible Amendments to Rule 17g-1 and Staff Interpretations Thereunder

Dear Barry:

I appreciate your taking the time to meet with representatives of the Institute and member firms on July 8th to discuss the current possibility of amending Rule 17g-1 to include a complex-wide cap and to update various provisions of the Rule.

As we discussed at the meeting, the need to take such action has become compelling as a result of limits on the supply of fidelity bonding coverage. I have attached a memorandum prepared by Donald O'Connor, Executive Vice President and Chief Operating Officer of ICI Mutual Insurance Company, describing the availability of fidelity bond insurance in the marketplace today. According to the memorandum, the upper limit of insurance capacity available to the mutual fund industry for fidelity bond coverage on an "each and every occurrence basis," which is necessary to meet the requirements of Rule 17g-1, is approximately $250 million.

To address this situation, the Institute is actively considering submitting to the Commission a comprehensive rulemaking proposal to amend Rule 17g-1 by providing for a complex-wide cap and making other changes that are necessary in view of industry experience and developments since 1974, when the Rule was last amended.

One change that has occurred in the industry that has exacerbated the potential problem of not being able to secure adequate insurance coverage is the staff's position on series fund coverage under Rule 17g-1. As you know, the staff last year informally took the position that for purposes of calculating the limits under the Rule, individual series of a series fund should be treated as separate investment companies. The effect of this position has been dramatic, especially for larger complexes that have been actively introducing new series.[1] Therefore, as we discussed at the meeting, it would be helpful to the industry if, as an interim measure until Rule 17g-1 is amended, the staff modified its position and allowed series funds to obtain the minimum coverage based on their aggregate assets rather than based on the assets of individual series.

At the meeting, a related issue arose with respect to the appropriate treatment of "master-feeder" funds under Rule 17g-1. In these arrangements, the master fund directly holds and manages the portfolio securities while one or more feeder fund invests all of its assets in the master fund. Therefore, we believe that it would be consistent with the objectives and purposes of Rule 17g-1 if the master fund, and not the feeder funds, obtained the fidelity bond coverage required under the Rule.

Master-feeder funds are analogous to multi-class funds for purposes of Rule 17g-1. In both cases, there is only one pool of portfolio instruments in which the classes or the feeders, whichever the case may be, own proportionate interests. In the case of a multi-class fund, the staff requires that only the fund and not the individual classes obtain fidelity bond coverage. This approach should extend to master-feeder funds. In contrast, to require both the master and feeder funds to obtain fidelity bond coverage would result in double counting the same portfolio securities in determining the required coverage under the Rule.

* * *

The Institute looks forward to working with you and your staff on this important issue. If you have any questions or

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[1] For example, one large fund complex had to increase their coverage by more than $50 million. The complex now has $225 million of coverage in force. Thus, this complex, in the near future, might not be able to obtain bonding coverage in an amount required under the Rule and determined by the funds' boards of directors to be reasonable.

would like any additional information concerning this matter, please contact me or Amy Lancellotta at 202/326-5824.

Sincerely,

Paul Schott Stevens
General Counsel

Attachment

cc: Philip L. Kirstein
Merrill Lynch Asset Management

Arthur S. Loring
Fidelity Investments

Daniel C. Maclean
The Dreyfus Corporation

MEMORANDUM

ICI MUTUAL INSURANCE COMPANY

August 8, 1994

TO: Paul Stevens, General Counsel

FROM: Donald E. O'Connor

RE: Availability of Fidelity Insurance for Mutual Fund Complexes

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As a follow-up to our meeting and discussions regarding the availability of fidelity bond insurance for mutual fund complexes, this memo discusses the basic problems ICI Mutual has experienced thus far this year in obtaining fidelity bonds with limits of coverage between \$175 million and \$200 million.

As background, bonds underwritten by ICI Mutual are called "blanket" bonds in that the coverage under the bond is substantially broader than mere "fidelity" coverage as required under Section 17(g) of the Investment Company Act. Included in the typical blanket bond in addition to the primary fidelity coverage, is coverage for forgery, or alteration; loss of property "in transit" or "on premises"; loss resulting from "uncollectible items of deposit"; loss resulting from certain "voice" and "automated phone" transactions and certain losses from computer fraud.

Fidelity bonds generally are written on either an "aggregate" loss (a single limit of coverage which reduces and ultimately can be exhausted by each loss occurring during the year) or on an "each and every occurrence" basis (the full limit of the bond is available to respond to each separate claim).

It is possible that a bond written on an "aggregate" basis may not comply with Rule 17g-1 under the Investment Company Act of 1940, as the Bond may not be adequate after the payment of a loss. Accordingly, ICI Mutual writes blanket bond fidelity insurance for the mutual fund industry only on an "each and every occurrence" basis retaining liability for limits amounting to \$15 million to \$18 million. ICI Mutual has treaty (blanket underwritings) reinsurance agreements with Lloyds of London and other commercial insurance companies as well as facultative (case by case underwritings) reinsurance with numerous other commercial insurance companies.

Thus, to provide limits in excess of \$200 million, ICI Mutual will be contacting and interfacing with almost every insurance company in the world which offers fidelity bond coverage on an "each and every" occurrence basis to achieve underwriting limits.

Presently, the experience of ICI Mutual indicates that the upper limit of insurance capacity available to the mutual fund industry for fidelity bond coverage on an "each and every occurrence basis" is approximately $250 million. It should be noted that there is no guarantee that the availability of $250 million will continue to exist as insurance companies frequently abandon markets and the limit could vary in future years depending upon the loss experience of the industry. At above $250 million, worldwide capacity is sharply limited and mutual fund complexes may find fidelity bond insurance unavailable or available only on an "aggregate limit" basis.

Finally, there are other factors which may affect the availability of bond insurance, such as the rate per million dollars of coverage that the market is demanding for "each and every" or "aggregate" coverage limits and the loss experience of insurance companies in areas other than the mutual fund industry.